McGuireWoods LLP One James Center 901 East Cary Street Richmond, VA 23219-4030 Phone: 804.775.1000 Fax: 804.775.1061 www.mcguirewoods.com Martin B. Richards Direct: 804.775.1029	mrichards@mcguirewoods.com Direct Fax: 804.698.2147

January 6, 2011

VIA EDGAR

Duc Dang
Senior Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Apple REIT Nine, Inc.
Form 10-K for the year ended December 31, 2009
Filed on 03/05/2010
File No. 000-53603

Dear Mr. Dang:

          We are responding on behalf of our client, Apple REIT Nine, Inc. (the “Company”), to your letter to Mr. Glade M. Knight, Chief Executive Officer, dated December 30, 2010.

          This letter repeats the comments from your letter of December 30, 2010, together with responses on behalf of the Company. On factual matters referred to in this letter, we have relied on information and representations provided to us by Company management personnel.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Item 1 - Business

Related Parties, page 9

1.

We note the reference to “certain reimbursable expenses” that you must make to A9A and ASRG. In future filings, please revise to elaborate further on these certain expenses. If true, clarify if such expenses cover all of the services you receive from your two advisors. Also, please revise to discuss how you have determined the allocations used to calculate your reimbursements. Discuss your method of recordkeeping. Please provide us with a sample of the requested disclosure.

As noted in the referenced disclosure, the Company is obligated to pay a fee and reimbursable expenses to ASRG and A9A. The Company will elaborate on the advisory

Almaty  |  Atlanta  |  Baltimore  |  Brussels  |  Charlotte  |  Charlottesville  |  Chicago  |  Jacksonville  |  London  |  Los Angeles
New York  |  Norfolk  |  Pittsburgh  |  Raleigh  |  Richmond  |  Tysons Corner  |  Washington, D.C.  |  Wilmington

January 6, 2011

company discussion as noted below in quotations in future filings. The reference to “total” fees and reimbursable expenses included in the current disclosure, means the dollar amounts discussed represent all amounts paid and incurred under the noted advisory agreements for the periods discussed.

“The advisors are staffed with employees of AR6. AR6 provides similar staffing for Apple Six Advisors, Inc. (“A6A”), Apple Seven Advisors, Inc. (“A7A”), Apple Eight Advisors, Inc. (“A8A”) and Apple Ten Advisors, Inc. (“A10A”). A6A, A7A, A8A and A10A provide management services to, respectively, Apple REIT Six, Apple REIT Seven, Inc., Apple REIT Eight, Inc. and Apple REIT Ten, Inc. Although there is a potential conflict on time allocation of employees due to the fact that a senior manager, officer or staff member will provide services to more than one company, the Company believes that the executives and staff compensation sharing arrangement allows the companies to share costs yet attract and retain superior executives and staff. The cost sharing structure also allows each entity to maintain a much more cost effective structure than having separate staffing arrangements. Amounts reimbursed to AR6 include both compensation for personnel and “overhead” (office rent, utilities, employee benefits, office supplies, etc.) utilized by the companies. The allocation of costs from AR6 is made by the management of the several REITs and is reviewed at least annually by the Compensation Committees of the several REITs. In making the allocation, management and the Compensation Committee, consider all relevant facts related to the Company’s level of business activity and the extent to which the Company requires the services of particular employees of AR6.”

Item 5 – Market for Registrant’s Common Equity, Related Shareholder Matters and Issuer Purchase of Equity Securities

Unit Redemption Program, page 16

2.

In future filings, please revise to disclose how your redemptions to date have been funded and the total amount of requests made and fulfilled for the period covered by this report. Also, please clarify if the average price paid disclosed in column (b) applies to the number of units purchased in column (a) or (c). Please provide us with a sample of the requested disclosure.

In response to the first part of the comment, the Company will add disclosure similar to the following in future filings:

“During 2009, the Company redeemed 252,471 Units in the amount of $2.6 million, which represented 100% of the redemption requests as of the last scheduled redemption date in 2009, which was in October 2009. See the Company’s complete consolidated statement of cash flows for the years ended December 31, 2009 and 2008 included in the Company’s audited financial statements in Item 8 of this Form 10-K for a description of the sources and uses of the Company’s cash flows.”

The Company’s understanding of Regulation S-K §229.703 is column (b) represents the average price paid per Unit of the redemptions that occurred in the period reported, which in this case is October 2009. If that is not the correct interpretation please let us know and we can revise accordingly.

January 6, 2011

Item 6 – Selected Financial Data, page 19

3.	Refer to footnote (a) on page 20. To enhance transparency in future fillings, quantify the number of rooms sold that is used in your calculation of the Average Daily Rate.

The Company will include this information in future filings.

4.

We also note on page 20 that you have defined funds from operations (FFO) as net income (loss) excluding gains and losses from sales of depreciable property, plus depreciation and amortization, plus costs associated with the acquisition of real estate. Please tell us how this definition is consistent with FFO as defined by the National Association of Real Estate Investment Trusts. Specifically, it is unclear how you deemed acquisition costs to be an appropriate adjustment in deriving FFO.

In accordance with the Financial Accounting Standards Board’s (“FASB”) pronouncement on business combinations that was effective January 1, 2009 the Company began expensing costs incurred to effect an acquisition such as legal, title, accounting and commissions. As a result the Company, being in an acquisition phase, incurred a significant amount of acquisition related costs in 2009. Since the National Association of Real Estate Investment Trusts (“NAREIT”) has not specifically addressed the change in accounting contemplated by the FASB’s new pronouncement the Company made an interpretation that acquisition related costs should not be a deduction to FFO, which is more comparable to prior periods. The Company will adjust the disclosure if the staff has any contrary guidance.

5.

Your disclosure is also unclear on why management believes that FFO and modified funds from operations (MFFO) provides useful information to investors regarding the company’s financial condition and results of operations. Please confirm that you plan to expand your disclosure to include such information in future filings.

The Company will add disclosure similar to the following in future filings:

“Management considers FFO and MFFO as supplemental measures of operating performance in the real estate industry, and along with the other financial measures included in this Form 10K, including cash flow from operating activities, financing activities and investing activities, they provide investors with an indication of the ability of the Company to incur and service debt, to make capital expenditures, to make distributions and to fund other cash needs. The Company’s definitions of FFO and MFFO are not necessarily the same as such terms are used by other companies.”

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Hotels Owned, page 22

6.

Please tell us if you own the properties disclosed 100% fee simple. If not, please revise the disclosure here or in your properties sections in future filings to clarify how you own the properties that are not 100% owned by you to the extent you elect to identify each

January 6, 2011

property. Also, if any properties are subject to ground leases, please identify such properties.

The properties listed are owned 100% fee simple. The Company is not the lessee under any ground leases for the noted properties. If the Company enters into any ground leases in the future, they will be disclosed accordingly in future filings.

Related Party Transactions, page 27

7.

We note the company has significant transactions with related parties. Tell us what consideration was given to disclosing the company’s policy, if any, for getting these intercompany transactions approved by the board of directors. To the extent intercompany transfers do not need approval by the board of directors, please disclose your policy accordingly.

The Company will add disclosure similar to the following in future filings:

“The Company’s independent members of the Board of Directors oversee and annually review the Company’s related party relationships (which include the relationships discussed in this section) and are required to approve any significant modifications to these contracts, as well as any new significant related party transactions. There were no changes to the contracts discussed in this section and no new significant related party transactions during 2010. The Board of Directors is not required to approve each individual transaction that falls under a related party relationship; however under the direction of the Board of Directors, at least one member of the Company’s senior management team approves each related party transaction.”

Liquidity and Capital Resources, page 29

8.

Refer to page 30. We note that you anticipate that cash flow, and cash on hand, will be adequate to cover operating expenses and anticipated liquidity requirements, including distributions to shareholders. However we note that cash flows from operating activities were insufficient to pay the distribution for fiscal years 2008 and 2009 and the subsequent interim periods. Your disclosure should clearly identify the alternative source of cash used to fund these distributions. Please provide us your proposed disclosure that you plan to include in future filings.

As noted in the underlined sections of the paragraph below, which is included on page 30 of the Company’s Form 10-K, the Company notes that distributions to date have included a return of capital and that in the future distributions may include a return of capital or the Company may need to borrow funds to maintain the distribution rate. The Company will include similar disclosure, as appropriate, in its future filings.

“To maintain its REIT status the Company is required to distribute at least 90% of its ordinary income. Distributions during 2009 totaled approximately $57.3 million of which approximately $35.8 million was used to purchase additional Units under the Company’s best-efforts offering. Thus the net cash distributions were $21.5 million. The distributions were paid at a monthly rate of $0.073334 per common share. For

January 6, 2011

the same period the Company’s net cash generated from operations was approximately $29.1 million, which exceeded the net cash distributions. During the initial phase of the Company’s operations, the Company may, due to the inherent delay between raising capital and investing that same capital in income producing real estate, have a portion of its distributions funded from offering proceeds. The portion of the distributions funded from offering proceeds is expected to be treated as a return of capital for federal income tax purposes. In May, 2008, the Company’s Board of Directors established a policy for an annualized dividend rate of $0.88 per common share, payable in monthly distributions. The Company intends to continue paying dividends on a monthly basis, consistent with the annualized dividend rate established by its Board of Directors. The Company’s Board of Directors, upon the recommendation of the Audit Committee, may amend or establish a new annualized dividend rate and may change the timing of when distributions are paid. The Company’s objective in setting a distribution rate is to project a rate that will provide consistency over the life of the Company taking into account acquisitions and capital improvements, ramp up of new properties and varying economic cycles. To meet this objective, the Company may require the use of debt or offering proceeds in addition to cash from operations. Since a portion of distributions has to date been funded with proceeds from the offering of Units, the Company’s ability to maintain its current intended rate of distribution will be based on its ability to fully invest its offering proceeds and thereby increase its cash generated from operations. As there can be no assurance of the Company’s ability to acquire properties that provide income at this level, or that the properties already acquired will provide income at this level, there can be no assurance as to the classification or duration of distributions at the current rate. Proceeds of the offering which are distributed are not available for investment in properties.”

Item 8 – Financial Statements and Supplementary Data, page 36

Consolidated Statements of Income, page 40

9.	In future annual reports, dividends per share should not be shown on the face of the Statements of Income. Refer to FASB ASC 260-10-45-5.

Although the Company was trying to further highlight its net income relative to its distributions, the Company will remove this disclosure in future filings.

Note 1 – General Information and Summary of Significant Accounting Policies, page 43

Investment in Real Estate and Related Depreciation, page 43

10.

Refer to the second paragraph on page 44. We note that the company records impairment losses on hotel properties used in operations if indicators of impairment are present. To enhance the transparency of your disclosure, you should discuss the types of indicators that would prompt you to test for recoverability.

The Company will add disclosure similar to the following in future filings:

“Indicators of impairment include, a property having current or projected losses from operations, when it becomes more likely than not that a hotel will be sold

January 6, 2011

before the end of its previously estimated useful life, or when other events, trends, contingencies or changes in circumstances indicate that a triggering event has occurred and an asset’s carrying value may not be recoverable.”

Item 15 – Exhibits and Financial Statement Schedules, page 67

11.

We note that exhibits 10.5, 10.7, 10.9, 10.19, 10.22, 10.26, 10.28, 10.30 and 10.34 – 10.69 only list and do not include the exhibits and schedules listed in the table of contents for such agreements. Item 601(b)(10) does not permit the omission of information that is attached to a material contract. Please file the complete agreements as exhibits to your next periodic report.

Exhibits and schedules will be included for future material contracts. Please advise if you require to be included in the next periodic report exhibits and schedules for the referenced material contracts already filed. Due to the substantial printer costs and fees the Company would incur to Edgarize and re-file the entire agreements referenced above, the Company proposes to include all exhibits and schedules with future material contracts.

DEFINITIVE PROXY ON SCHEDULE 14A FILED APRIL 30, 2010

Election of Directors

Continuing Directors, page 4

12.

Please confirm that your future filings will disclose for each director the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. The summary disclosure at the top of page 5, which refers to the directors as a group, is not sufficient. Provide sample disclosure in your response. Refer to Item 401(e) of Regulation S-K.

Within the biography of each director, the Company has included information on the specific experience, qualifications, attributes or other skills of that individual director. The Company will also add disclosure similar to the following for each director at the end of their biographical information in its next Proxy Statement:

“We believe that (Director’s name) significant business leadership and extensive experience provide him/her with the qualifications and skills to serve as a director.”

January 6, 2011

Compensation Discussion and Analysis

General

13.

Please explain to us the specific determinations involved in establishing the salary and bonus amounts. Clarify whether the amount allocated to you is determined independent of how the allocations are made for the other Apple REITs. Elaborate on your reference to FFO. Please include such information in future filings as applicable.

The Company will add disclosure substantially similar to the following in its next Compensation Discussion and Analysis:

“The amounts allocated to the Company are made based on the estimated proportionate use of the staff and overhead of AR6 by Apple Nine Advisors, Inc., acting on behalf of the Company. The staffing of AR6 is based on the needs of all companies participating in the allocation and will increase or decrease according to the needs of the participating companies. The amounts allocated to the Company are at least annually reviewed by the Company’s Compensation Committee for reasonableness. If the allocated costs were greater than what they would be if the Company hired directly its own administrative staff or if the advisor did not otherwise perform under the terms of the advisory agreement, the Company could terminate the advisory agreement and thus would no longer have an allocation of costs from AR6.

The compensation of the executive officers (all of whom are employed by Apple Fund Management, Inc., a subsidiary of AR6) is paid by the Company through the allocation of costs from AR6. The Company’s Compensation Committee reviews at least annually the total compensation of the executive officers and the Company’s proportionate share. The executive officer’s total compensation is partially based on the performance of each company included in the allocation using FFO as a guide.”

          As indicated in your letter dated December 30, 2010, the Company understands that it is responsible for the accuracy and adequacy of the disclosure in its filings and to ensure that it will have provided all information investors require for an informed decision. Attached is a letter, signed on behalf of the Company, confirming those matters referred to in your letter dated December 30, 2010.

January 6, 2011

          Any questions concerning this letter may be directed to the undersigned at (804) 775-1029 or to David F. Kurzawa at (804) 775-7471.

Very truly yours,

/s/ Martin B. Richards

cc:	Cicely Lamothe, Accounting Branch Chief
Yolanda Crittendon, Staff Accountant
Jerard Gibson, Staff Attorney
Glade M. Knight
David S. McKenney
David P. Buckley
Bryan F. Peery

APPLE REIT NINE, INC.
814 East Main Street
Richmond, Virginia 23219

January 6, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn: Duc Dang, Senior Counsel

Re:	Apple REIT Nine, Inc.
Form 10-K for the year ended December 31, 2009
Filed on 03/05/2010
File No. 000-53603

Ladies and Gentlemen:

          Apple REIT Nine, Inc. (the “Company”) hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

Sincerely,

APPLE REIT NINE, INC.

By:	/s/Bryan Peery

Bryan Peery
Chief Financial Officer